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                                                                    Exhibit 99.1

                      [LETTERHEAD OF VISIBLE GENETICS INC.]

                              For Immediate Release


Contacts:
Richard Daly (416) 813-3281             Bruno Maruzzo  (416) 813-3271
CEO, Visible Genetics Inc.              Investor Relations, Visible Genetics Inc


         VISIBLE GENETICS REPORTS ON TRUGENE HIV-1 GENOTYPING KIT STATUS



TORONTO, CANADA (June 28, 2000): Visible Genetics Inc. (VGI, Nasdaq: VGIN) reported today on the status of the US FDA submission for its TRUGENE HIV-1 Genotyping Kit.

VGI has been working closely with the FDA to develop testing processes and trial parameters appropriate for the TRUGENE HIV-1 Genotyping Kit, which we believe would be the first ever sequencing-based diagnostic test submitted to the FDA for approval. In 1999, in consultation with the FDA, the Company began conducting a series of trials involving both human HIV plasma samples and laboratory-constructed molecular infectious clones (MICs).

As of today, VGI has successfully completed and analyzed the results of the performance and analytic trials, including all trials involving human HIV plasma samples. The Company believes that the results of these tests confirm that the TRUGENE HIV-1 Genotyping Kit functions as intended and at the level of performance necessary to gain FDA clearance. VGI is currently performing one final study involving laboratory-constructed MICs rather than samples drawn from HIV infected patients. The Company has reviewed its progress to date with the FDA and expects to complete the one remaining study in the coming weeks and submit its application to the FDA in the third quarter of this year. The remaining study using the MIC panels does not require additional clinical trials or patient enrollment.

"I am very pleased with the performance of our TRUGENE HIV-1 Genotyping Kit on the extensive set of clinical HIV samples studied in conjunction with preparing our FDA submission," said Richard T. Daly, President and CEO of VGI. "While the laboratory procedures associated with using MICs to



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construct experimental HIV samples have taken slightly longer than initially anticipated, we believe that the TRUGENE HIV-1 Genotyping Kit is on track to become the first sequencing-based diagnostic test to be allowed for marketing in the US."


Visible Genetics Inc. is a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. VGI manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs patented CLIP(TM) technology - a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information.


This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act 1995. These forward-looking statements are subject to risks and uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products, and other risks as detailed from time to time in the Company's SEC filings and most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.



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